FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Largo Inc. (the "Company")
199 Bay Street
Commerce Court West, Suite 5300
Toronto, Ontario, Canada M5L 1B9

Item 2 Date of Material Change

July 1, 2026.

Item 3 News Release

On July 7, 2026, the Company issued a news release indicating the material change, which was disseminated on Newsfile and subsequently filed on SEDAR+.

Item 4 Summary of Material Change

On July 1, 2026, the Company's subsidiary, Largo Resources USA Inc. ("Largo USA"), received a US$60.1 million firm-fixed-price delivery order, extending through January 2030, from the U.S. Defense Logistics Agency Strategic Materials ("DLA") under the Company's recently awarded five-year indefinite delivery, indefinite quantity ("IDIQ") contract to supply of high-purity vanadium pentoxide ("V2O5") in support of the U.S. National Defense Stockpile (the "Contract"). This is Largo's first delivery order under DLA's multiple awardee IDIQ contract that currently has a stated overall maximum value of $125 million.

Item 5.1 Full Description of Material Change

On July 1, 2026, the Company's subsidiary, Largo USA, received a US$60.1 million firm-fixed-price delivery order, extending through January 2030, under the Company's recently awarded Contract by the DLA for the supply of high-purity V2O5 in support of the U.S. National Defense Stockpile. This is Largo's first delivery order under DLA's multiple awardee IDIQ contract that currently has a stated overall maximum value of $125 million.

The Contract provides for firm-fixed-price delivery orders to be issued over a five-year ordering period, with flexible delivery schedules subject to the terms and conditions of the award. The price is fixed per pound of V2O5 at a premium above current benchmark V2O5 price indexes in 2026, escalating 10% each year thereafter. The V2O5 supplied must meet stringent purity and quality specifications established by DLA, supporting aerospace-grade titanium alloys, advanced defense manufacturing, and emerging energy storage technologies.

Following a lengthy review and vetting process, the award establishes the Company as an approved supplier within the U.S. defense industrial base and critical materials ecosystem and positions the Company as part of the supply chain for the U.S. Government and the Department of Defense. Largo USA will serve as the contracting entity for all U.S. Government contract requirements, encompassing customer engagement, logistics coordination, quality assurance, compliance, and delivery execution. However, as an IDIQ arrangement, the Contract does not guarantee a minimum quantity of delivery orders, the value of actual orders may be less than the contract ceiling and the U.S. Government may terminate or modify the Contract for convenience. There can be no assurance of future delivery orders from the DLA.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Daniel Tellechea, Co-Chief Executive Officer, at 416-861-9797 or info@largoinc.com.

Item 9 Date of Report

July 8, 2026